06009544

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 12 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-52753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FG MARKETS, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 JOHN ST. #703.
(No. and Street)

NEW YORK NY 10038
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SANTOSH SHETTY 212-227-6611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JONES KOHANSKI
(Name – *if individual, state last, first, middle name*)

3939 BIRNEY AVE MOOSIC PA 18507
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 02 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SANTOSH SHETTY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FG MARKETS, INC., as of DECEMBER, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL & OPERATIONS PRINCIPAL

Title

Notary Public

JAMAL C. LICORISH
No. 01LI6124816
Notary Public, State of New York
Qualified in Kings County
Certificate Filed in Kings County
Term Expires April 4 2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JonesKohanski

Consultants | Certified Public Accountants

April 5, 2006

In planning and performing our audit of the financial statements of FG Markets, Inc. for fiscal year 2005. We considered the Organization's internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

However, during our audit, we became aware of a certain matter involving the internal control structure and its operation that we consider to be a reportable condition under the standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that in our judgment, could adversely affect FG Markets, Inc.'s ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Due to the nature of the operations and the limited number of individuals involved, it is difficult, if not impossible to adequately segregate duties and responsibilities. The absence of segregation of duties and responsibilities generally prevents the existence of any meaningful internal accounting controls. However, the active participation of management, the board of directors, and regulatory authorities in the Organization's business activities can mitigate this situation. We have an obligation to report to you that such a weakness exists, and to encourage your continued participation in the Organization's business activities as a means of strengthening what otherwise would be a poor internal control environment.

* * * * *

This report is intended solely for the information and use of the Members of the Board of Directors, management, regulatory authorities and others within the Organization, and is not intended for any other purpose.

Sincerely,

JONES KOHANSKI & CO., LLP

Michael W. Kohanski, CPA

MWK:cp

JONES KOHANSKI & CO., LLP
6 Brookhill Square South . Sugarloaf PA 18249 . Phone: 570.788.7000 . Fax: 570.788.7001
3939 Birney Avenue . Moosic PA 18507 . Phone: 570.941.2248 . Fax: 570.941.2236

JonesKohanski
Consultants | Certified Public Accountants

April 5, 2006

In planning and performing our audit of the financial statements of FG Markets, Inc. for fiscal year 2005. We considered the Organization's internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

However, during our audit, we became aware of a certain matter involving the internal control structure and its operation that we consider to be a reportable condition under the standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that in our judgment, could adversely affect FG Markets, Inc.'s ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Due to the nature of the operations and the limited number of individuals involved, it is difficult, if not impossible to adequately segregate duties and responsibilities. The absence of segregation of duties and responsibilities generally prevents the existence of any meaningful internal accounting controls. However, the active participation of management, the board of directors, and regulatory authorities in the Organization's business activities can mitigate this situation. We have an obligation to report to you that such a weakness exists, and to encourage your continued participation in the Organization's business activities as a means of strengthening what otherwise would be a poor internal control environment.

* * * * *

This report is intended solely for the information and use of the Members of the Board of Directors, management, regulatory authorities and others within the Organization, and is not intended for any other purpose.

Sincerely,

JONES KOHANSKI & CO., LLP

Michael W. Kohanski, CPA

MWK:cp

JONES KOHANSKI & CO., LLP
6 Brookhill Square South . Sugarloaf PA 18249 . Phone: 570.788.7000 . Fax: 570.788.7001
3939 Birney Avenue . Moosic PA 18507 . Phone: 570.941.2248 . Fax: 570.941.2236